                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                            (Amendment No. ____________)*


                            PREMIERE RADIO NETWORKS, INC.
                                   (Name of Issuer)

                     (i)  Common Stock, par value $0.01 per share
                (ii)  Class A Common Stock, par value $0.01 per share
                            (Title of Class of Securities)

                                  (i)  740906 20 1;
                                  (ii)  740906 10 2
                                    (CUSIP Number)


                                 R. Christopher Weber
             Senior Vice President, Chief Financial Officer and Secretary
                             Jacor Communications Company
                      50 East RiverCenter Boulevard, 12th Floor
                              Covington, Kentucky  41011
                                    (606) 655-2267
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    April 7, 1997
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  740906 20 1
1.  NAMES OF REPORTING PERSONS
    S.S. or I.R.S. Identification No. of Above Persons

         Jacor Communications Company
         59-2054850

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) ----
         N/A                                                           (b) ----

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         BK, AF, WC, OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                                ----

         N/A

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF     7.   SOLE VOTING POWER
  SHARES           3,658,577  (See Item 3)
BENEFICIALLY
  OWNED BY    8.   SHARED VOTING POWER
  EACH             N/A
REPORTING
  PERSON      9.   SOLE DISPOSITIVE POWER
  WITH             3,658,577

              10.  SHARED DISPOSITIVE POWER
                   N/A

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,658,577

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% of Common Stock

14. TYPE OF REPORTING PERSON*

         CO
*(See Instructions)

CUSIP NO.  740906 10 2
1.  NAMES OF REPORTING PERSONS
    S.S. or I.R.S. Identification No. of Above Persons

         Jacor Communications Company
         59-2054850

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) ----
         N/A                                                           (b) ----

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         BK, AF, WC, OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   PURSUANT TO ITEMS
    2(d) or 2(e)                                                           ----

         N/A

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF     7.   SOLE VOTING POWER
  SHARES           4,256,794  (See Item 3)
BENEFICIALLY
  OWNED BY    8.   SHARED VOTING POWER
  EACH             N/A
REPORTING
  PERSON      9.   SOLE DISPOSITIVE POWER
  WITH             4,256,794

              10.  SHARED DISPOSITIVE POWER
                   N/A

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,256,794

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% of Class A Common Stock

14. TYPE OF REPORTING PERSON*

         CO
*(See Instructions)

ITEM 1.  SECURITY AND ISSUER

    The name of the issuer is Premiere Radio Networks, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 15260 Ventura Boulevard, Fifth Floor, Los Angeles, California 91403-5339. The classes of the Company's securities to which this Schedule 13D relates are its Common Stock, par value $0.01 per share, and Class A Common Stock, par value $0.01 per share.

ITEM 2.  IDENTITY AND BACKGROUND

    (a) - (c) Jacor Communications Company ("JCC") is a Florida corporation and was formerly known as Citicasters Inc. JCC is a wholly owned subsidiary of Jacor Communications, Inc., a Delaware corporation ("Jacor"). Both JCC and Jacor have their principal executive offices located at 50 East RiverCenter Boulevard, 12th Floor, Covington, Kentucky 41011. As of April 7, 1997, including pending acquisitions, JCC, through its subsidiaries, owns, operates, represents or provides programming for approximately 130 radio stations in 27 U.S. broadcast areas and one television station.

    The name, business address and principal occupation of each director of JCC are as follows:

NAME AND BUSINESS ADDRESS         PRINCIPAL OCCUPATION

R. Christopher Weber              Senior Vice President, Chief Financial
50 East RiverCenter Boulevard          Officer and Assistant Secretary of Jacor
12th Floor
Covington, KY 41011

Jon M. Berry                      Senior Vice President and Treasurer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

    The name, business address and principal occupation of each executive officer of JCC are as follows:

NAME AND BUSINESS ADDRESS         PRINCIPAL OCCUPATION

Randy Michaels                    Chief Executive Officer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Robert L. Lawrence                President and Chief Operating Officer of
50 East RiverCenter Boulevard     Jacor
12th Floor
Covington, KY 41011

R. Christopher Weber              Senior Vice President, Chief Financial
50 East RiverCenter Boulevard     Officer and Assistant Secretary of Jacor
12th Floor
Covington, KY 41011

Jon M. Berry                      Senior Vice President and Treasurer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

David H. Crowl                    President/Radio Division of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Jerome L. Kersting                Senior Vice President of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

    Jacor is the parent holding company of JCC. Zell/Chilmark Fund L.P., a Delaware limited partnership (the "Zell/Chilmark"), is a controlling person of Jacor. The sole general partner of Zell/Chilmark is ZC Limited Partnership, an Illinois limited partnership ("ZC Limited"). The sole general partner of ZC Limited is ZC Partnership, a Delaware general partnership ("ZC"). ZC's sole general partners are ZC, Inc., an Illinois corporation ("ZCI") and CZ, Inc., a Delaware corporation ("CZI").

    ZCI is wholly owned and controlled by Samuel Zell. Samuel Zell, as trustee of the Samuel Zell Revocable Trust dated January 17, 1990 (the "SZ Trust"), is the sole shareholder of ZCI. Mr. Zell is also the beneficiary of the SZ Trust. CZI is wholly owned and controlled by David M. Schulte, its sole shareholder.

    The principal executive offices of Zell/Chilmark, ZC Limited, ZC, ZCI and CZI are located at Two North Riverside Plaza, Suite 1500, Chicago, IL 60606.

    The name, business address and principal occupation of each director of Jacor are as follows:

NAME AND BUSINESS ADDRESS         PRINCIPAL OCCUPATION

John W. Alexander                 President of Mallard Creek Capital Partners,
229 N. Church Street              Inc., primarily an investment company with
Suite 200                         interests in real estate and development
Charlotte, NC 28202               companies; Partner of Meringoff Equities, a
                                  real estate and investment company.

Peter C.B. Bynoe                  Partner in the Chicago-based law firm of
203 N. LaSalle Street             Rudnick & Wolfe
Chicago, IL 60601

Rod F. Dammeyer                   Managing Director of Equity Group
Two North Riverside Plaza         Investments, Inc., a privately owned and
19th Floor                        affiliated investment and management company;
Chicago, IL 60606                 President, Chief Executive Officer and a
                                  director of Anixter International, Inc., a provider of integrated networking and cable solutions

F. Philip Handy                   A Partner of Winter Park Capital Company, an
200 E. New England Avenue         investment firm
P.O. Box 3090
Winter Park, FL 32790

Marc Lasry                        Executive Vice President of Amroc
335 Madison Avenue                Investments, Inc., an investment firm
26th Floor
New York, NY 10017

Robert L. Lawrence                President and Chief Operating Officer of
50 East RiverCenter Boulevard     Jacor
12th Floor
Covington, KY 41011

Randy Michaels                    Chief Executive Officer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Sheli Z. Rosenberg                Chief Executive Officer, President and a
Two North Riverside Plaza         Director of Equity Group Investments, Inc., a
6th Floor                         privately owned and affiliated investment and
Chicago, IL 60606                 management company

Maggie Wilderotter                President and Chief Executive Officer of Wink
1001 Marina Village Pkwy.         Communications Inc., a California-based
Alameda, CA 94501                 company that develops technology for adding
                                  simple interactivity and graphics to mass-market consumer electronic products

    The name, business address and principal occupation of each executive officer of Jacor are as follows:

NAME AND BUSINESS ADDRESS         PRINCIPAL OCCUPATION

Randy Michaels                    Chief Executive Officer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Robert L. Lawrence                President and Chief Operating Officer of
50 East RiverCenter Boulevard     Jacor
12th Floor
Covington, KY 41011

David H. Crowl                    President/Radio Division of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

R. Christopher Weber              Senior Vice President, Chief Financial
50 East RiverCenter Boulevard     Officer and Assistant Secretary of Jacor
12th Floor
Covington, KY 41011

Jon M. Berry                      Senior Vice President and Treasurer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

John Hogan                        Senior Vice President of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Jerome L. Kersting                Senior Vice President of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Paul F. Solomon                   Senior Vice President - General Counsel and
50 East RiverCenter Boulevard     Secretary of Jacor
12th Floor
Covington, KY 41011

Alfred Kenyon III                 Vice President- Engineering of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Nicholas Jan Miller               Vice President- Marketing of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Thomas P. Owens                   Vice President- Programming of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

William P. Suffa                  Vice President- Strategic Development of
50 East RiverCenter Boulevard     Jacor
12th Floor
Covington, KY 41011

    The name, business address and principal occupation of each director and executive officer of ZCI are as follows:

NAME AND BUSINESS ADDRESS         PRINCIPAL OCCUPATION

Samuel Zell                       Sole director and President of ZCI and
Two North Riverside Plaza         Chairman of the Board of Equity Group
Chicago, IL 60606                 Investments, Inc., an investment and
                                  management company

Donald W. Phillips                Vice President of ZCI and Executive Vice
Two North Riverside Plaza         President of Equity Financial and Management
Chicago, IL 60606                 Company, an investment and management company

Sheli Z. Rosenberg                Chief Executive Officer, President and a
Two North Riverside Plaza         Director of Equity Group Investments, Inc., a
6th Floor                         privately owned and affiliated investment and
Chicago, IL 60606                 management company

Arthur A. Greenberg               Vice President and Treasurer of ZCI and
Two North Riverside Plaza         President of the accounting firm of Greenberg
Chicago, IL 60606                 and Pociask LTD.

Rod Dammeyer                      Managing Director of Equity Group
Two North Riverside Plaza         Investments, Inc., a privately owned and
Chicago, IL 60606                 affiliated investment and management company;
                                  and Chief Executive Officer of Anixter
                                  International, Inc. (formerly known as Itel
                                  Corporation), a provider of integrated
                                  networking and cable solutions

David J. Rosen                    Vice President of ZCI
Two North Riverside Plaza
Chicago, IL 60606

    The name, business address and principal occupation of each director and executive officer of CZI are as follows:

NAME AND BUSINESS ADDRESS         PRINCIPAL OCCUPATION

David M. Schulte                  Sole director, President, Secretary and
Two North Riverside Plaza         Treasurer of CZI, and general partner of
Chicago, IL 60606                 Zell/Chilmark.

Joel S. Friedland                 Vice President and Assistant Secretary of CZI
Two North Riverside Plaza
Chicago, IL 60606

Matthew R. Rosenberg              Vice President and Assistant Secretary of CZI
Two North Riverside Plaza
Chicago, IL 60606

Daniel Yih                        Vice President and Assistant Secretary of CZI
Two North Riverside Plaza
Chicago, IL 60606

    (d) -(e) During the last five years, neither JCC, nor to the best of JCC's knowledge, Jacor, the Zell/Chilmark, ZC Limited, ZC, ZCI, CZI or any of the directors or executive officers of JCC, Jacor, the Zell/Chilmark, ZC Limited, ZC, ZCI or CZI, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All individuals described in this item 2 are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    On April 7, 1997, Jacor, JCC and PRN Holding Acquisition Corp. ("Buyer"), a wholly-owned subsidiary of JCC, entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company. Pursuant to the terms of the Merger Agreement, Buyer will merge with and into the Company (the "Merger") such that each outstanding share of the Company's capital stock (other than shares held by Jacor, treasury shares and dissenting shares, if any) will be converted into the right to acquire $13.50 in cash and .1525424 shares, subject to adjustment, (the "Exchange Ratio") of Jacor common stock. The Company will be the surviving company in the Merger and will be a subsidiary of Jacor. The holders of more than 50% of the voting power of the Company have entered into a shareholders' agreement whereby they have agreed to vote their shares of the Company in favor of the Merger by written consent as soon as is practicable.

    The merger consideration is subject to adjustment in certain circumstances. If the Merger is not consummated on or before July 31, 1997, the cash portion of the merger consideration will accrue interest at the rate of 7 1/2% per annum commencing August 1, 1997 (a maximum additional per share amount of $.084375 payable in cash). Also, if the average closing price of Jacor common stock for the 10 trading days immediately preceding the third trading day prior to the closing of the Merger (the "Average Price") is less than $26.50 or more than $32.50, then the Exchange Ratio will be adjusted by multiplying .152524 by a fraction which has as its numerator either $26.50 or $32.50 (whichever is applicable based upon which threshold is triggered) and as its denominator the Average Price.

    In order to facilitate the Merger, JCC has further agreed to purchase all of the outstanding shares of common stock of Archon Communications, Inc. ("Archon"), the largest shareholder of the Company's capital stock. Such stock purchase is to be consummated immediately prior to the closing of the Merger and the consummation of the Merger is conditioned upon the closing of JCC's purchase of the Archon stock. Archon's principal business activity has been the ownership of the Company's Common Stock, Class A Common Stock and options and warrants to acquire the Company's Common Stock and the provision of strategic consulting services to the Company. For their shares in Archon, the Archon shareholders will receive an amount of cash and Jacor common stock calculated on the basis of what Archon would have received in the Merger for the Company's Common Stock and the Company's options and warrants owned by Archon, plus cash equal to Archon's cash on hand (net of Archon liabilities) upon closing.

    The cash and stock to be paid by Jacor is valued at approximately $18 per share of the Company's capital stock. The total consideration to be paid by Jacor, including payment for certain of the Company's outstanding warrants to purchase common stock and stock options, is expected to aggregate approximately $185 million inclusive of the amounts to be paid to the Archon shareholders as discussed in the preceding paragraph. Net of the Company's cash on hand and excess working capital to be acquired by Jacor in the Merger, the total net consideration to be paid by Jacor is expected to be approximately $165 million. Jacor anticipates that the sources of cash to be used for the cash portion of the merger consideration will be obtained from a combination of one or more of the following sources: credit facilities established with banks or other financial institutions; JCC's working capital; monies that may be raised through public and/or private offerings of Jacor's equity and/or debt securities. As of the date hereof, Jacor has made no definitive decisions as to which of these potential funding sources will be utilized.

    The closing of the Merger is subject to certain conditions, including expiration of the applicable Hart-Scott-Rodino waiting period, approval by the Company's shareholders and other customary closing conditions. The Merger Agreement becomes terminable on August 31, 1997. The Company anticipates that the closing will occur during the summer of 1997.

ITEM 4.  PURPOSE OF TRANSACTION

    JCC intends to acquire all of the Company's outstanding shares of Common Stock and Class A Common Stock and, as a result, to acquire control of the Company. Upon consummation of the Merger, the Company will become a JCC subsidiary.

    The Certificate of Incorporation of the Company will become the Certificate of Incorporation of the Company, as the surviving corporation, at the effective time of the Merger. The By-Laws of Buyer will become the By-Laws of the Company, as the surviving corporation, at the effective time of the Merger. In addition, at the effective time of the Merger, the directors of Buyer will become the directors of the Company, as the surviving corporation, and the officers of the Company will become the officers of the Company, as the surviving corporation.

    Jacor anticipates that, following the effective time of the Merger, the Company's Common Stock and Class A Common Stock will be delisted from the Nasdaq National Market and that such classes of securities will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) By virtue of the Merger Agreement and upon consummation of the Merger, JCC will acquire beneficial ownership of all 3,658,577 outstanding shares of Common Stock and 4,256,794 outstanding shares of the Company's Class A Common Stock, representing 100% of each of such classes of securities.

    (b) By virtue of the Merger Agreement and upon consummation of the Merger, JCC will acquire beneficial ownership of all outstanding shares of the Company's Common Stock and Class A Common Stock such that, upon consummation of the Merger, JCC will have sole voting power and sole disposition power over 100% of the Company's Common Stock and Class A Common Stock.

    (c)  None.

    (d)  None.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    As described in Item 3 above, Jacor, JCC and Buyer and the Company have entered into the Merger Agreement.

    Also, as described in Item 3 above, Jacor, JCC, Archon Communications Partners LLC, News America Holdings, Incorporated and The News Corporation Limited have entered into a Stock Purchase Agreement dated as of April 7, 1997 (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, JCC will acquire all of the capital stock of Archon immediately prior to the closing of the transaction contemplated by the Merger Agreement. Archon is the largest shareholder of the Company's capital stock, and Archon's principal business activity has been the ownership of the Company's Common Stock, Class A Common Stock and options and warrants to acquire the Company's Common Stock and the provision of strategic consulting services to the Company.

    In addition, in connection with the proposed Merger, the holders of more than 50% of the voting power of the Company have entered into a shareholders agreement (the "Shareholders' Agreement") whereby they have agreed to vote their shares of the Company in favor of the Merger by written consent as soon as is practicable.

    The summaries contained in this Schedule 13D of the Merger Agreement, the Stock Purchase Agreement and the Shareholders' Agreement are qualified in their entirety by reference to each of those agreements and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    The above mentioned Merger Agreement, Shareholders' Agreement and Stock Purchase Agreement are incorporated by reference as exhibits hereto as follows:

Exhibit 1 Agreement and Plan of Merger dated as of April 7, 1997 among Jacor Communications, Inc. ("Jacor"), Jacor Communications Company ("JCC"),PRN Holding Acquisition Corp. ("Buyer"), and Premiere Radio Networks,Inc. (the "Company") (omitting schedules and exhibits not deemed material). Incorporated by reference to
              Exhibit 2.1 to the Current Report of Jacor on Form 8-K dated
              April 7, 1997.

Exhibit 2 Shareholders' Agreement dated as of April 7, 1997 by and among Jacor, JCC, Archon Communications, Inc. ("Archon"), the stockholders of Archon and certain shareholders of the Company (omitting schedules and exhibits not deemed material). Incorporated by reference to Exhibit 2.2 to the Current Report of Jacor on Form 8-K dated April 7, 1997.

Exhibit 3 Stock Purchase Agreement dated as of April 7, 1997 among Jacor, JCC, Archon Communications Partners LLC and News America Holdings Incorporated (omitting schedules and exhibits not deemed material). Incorporated by reference to Exhibit 2.3 to the Current Report of Jacor on Form 8-K dated April 7, 1997.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                             JACOR COMMUNICATIONS COMPANY

                                  /s/ Jon M. Berry
                             By:  ---------------------------------------
                                  Jon M. Berry, Senior Vice President,
                                  Treasurer and Assistant Secretary

Date:  April 17, 1997